

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

November 16, 2015

<u>Via E-Mail</u>
Tina Gregerson
Chief Executive Officer
Standard Metals Processing Inc.
611 Walnut Street
Gadsden, Alabama 35901

Re:     **Standard Metals Processing Inc.**
        **Form 10-K for the Fiscal Year Ended December 31, 2014**
        **Filed March 31, 2015**
        **File No. 000-14319**

Dear Ms. Gregerson:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ John Reynolds

                          John Reynolds
                          Assistant Director
                          Office of Beverages, Apparel, and Mining